Exhibit 99.1

Greenfire Resources Announces Preliminary Results for Rights Offering

CALGARY, ALBERTA – December 17, 2025 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”) today announced preliminary results of its C$300 million rights offering, which expired at 4:00 p.m. (Calgary time) on December 16, 2025 (the “expiration date”).

Upon closing of the rights offering, the Company expects to issue 55,147,058 common shares, representing the maximum number of common shares available under the rights offering, without reliance on the standby commitment provided by certain limited partnerships comprising Waterous Energy Fund. Preliminary results indicate that the rights offering was oversubscribed, with 53,567,940 common shares subscribed for under the basic subscription privilege and 23,794,471 shares subscribed for under the additional subscription privilege. Accordingly, 1,579,118 common shares, being the difference between the maximum number of common shares available under the rights offering and those subscribed for under the basic subscription, are expected to be allocated on a pro rata basis among holders who exercised their additional subscription privilege pursuant to the procedures set forth in the Company’s rights offering circular dated November 5, 2025. Such results are preliminary in nature and are subject to change following the final count of subscription forms and closing procedures by the rights agent. The Company will provide a further update of the final results of the rights offering once confirmed.

Greenfire expects that the rights offering will close today, December 17, 2025. The Company’s rights agent expects to provide DRS statements evidencing new common shares acquired through the rights offering to registered holders as soon as practicable thereafter. If a holder did not validly exercise his or her subscription rights prior to the expiration date, such rights have expired and are void and have no value.

The Company intends to use the proceeds less offering expenses, together with cash on hand, to fund the redemption of the Company’s outstanding US$237.5 million aggregate principal amount of 12.00% senior secured notes due 2028.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer, solicitation or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction. In the United States, the rights offering was made pursuant to a registration statement on Form F-10, filed with the US Securities and Exchange Commission on November 5, 2025. The securities offered have not been approved or disapproved by any securities regulatory authority.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Forward-Looking Information

This news release contains certain “forward-looking statements” concerning anticipated future events, results, circumstances, performance or expectations with respect to the Company and its operations, including its strategy and financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon future events or conditions, or include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “preliminary” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. The forward-looking statements contained in this news release include, but are not limited to: the preliminary results of the rights offering; and the anticipated timing of closing of the rights offering. Forward-looking statements are based on underlying assumptions and management’s beliefs, estimates and opinions, and are subject to inherent risks and uncertainties surrounding future expectations generally that may cause actual results to vary from plans, targets and estimates. Some of the important risks and uncertainties that could affect forward-looking statements include, but are not limited to: operational, general economic, market and business conditions, regulatory developments and weather. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control. Such risks and uncertainties include, but are not limited to, the factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 17, 2025 which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Company cautions readers that actual results may vary significantly from those expected should certain risks or uncertainties materialize or should underlying assumptions prove incorrect. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com